Exhibit (a)

CONSENT AND WAIVER

Consent and Waiver (this “Consent and Waiver”), dated as of December 17, 2004, from each of Domaines Barons de Rothschild (Lafite) SCA, a French société en commandite par actions (“DBR”), Constellation Brands, Inc., a Delaware corporation (“Constellation”), Huneeus Vintners LLC, a Delaware limited liability company (“Huneeus”), and Triple Wines, Inc., a California corporation (“Triple Wines”), for the benefit of Diageo North America, Inc., a Connecticut corporation (“DNA”), Double Wines, Inc., a California corporation (“Merger Sub”) and The Chalone Wine Group, Ltd. (“Chalone”).

WHEREAS, DBR, Constellation and Huneeus entered into the Agreement to Establish Joint Venture, dated as of October 30, 2004 (the “Joint Venture Agreement”); and

WHEREAS, Chalone, DBR and Triple Wines entered into the Agreement and Plan of Merger, dated as of October 30, 2004 (the “DBR Agreement”).

NOW THEREFORE, in consideration of DNA making an irrevocable offer to enter into a transaction whereby each issued and outstanding share of common stock, no par value per share, of Chalone, would be converted into the right to receive $14.25 per share (such offer, as set forth in the attached letter from DNA, the “Amended DNA Proposal”), DBR, Constellation, Huneeus and Triples Wines, on behalf of themselves and each of their respective affiliates, agree as follows:

1.	Waivers.

(a)	Each of Triple Wines and DBR hereby permits, and hereby consents to, DNA making the Amended DNA Proposal, and waives any and all rights it may have under Section 4.4(b) or 4.4(c) of the DBR Agreement or otherwise in connection with the Amended DNA Proposal to receive notice of the Amended DNA Proposal and/or to propose adjustments to the terms and conditions of the DBR Agreement that would cause the Amended DNA Proposal to no longer be a Superior Proposal (as defined in the DBR Agreement).

(b)	Each of DBR, Constellation, Huneeus and Triple Wines hereby waives any and all rights it may have against each of Chalone, DNA, Double Wines or any of their respective affiliates in connection with or relating to (1) the efforts by DBR, Constellation, Huneeus and Triple Wines to acquire Chalone or (2) the negotiation and execution of the merger agreement memorializing the Amended DNA Proposal (the “DNA Merger Agreement”); provided, however, that (A) DBR does not waive (i) its rights pursuant to Sections 4.6 and 6.2 of the DBR Agreement or (ii) its rights to receive the merger consideration in connection with any merger contemplated by the Amended DNA Proposal with respect to the shares of common stock of Chalone owned directly or indirectly by it, and (B) no party hereto waives any rights pursuant to any commercial arrangements not arising out of or related to the DBR Agreement or the Joint Venture Agreement.

2.	Confirmation of Section 6.2(c) of the DBR Agreement. DBR hereby confirms, acknowledges and agrees that its obligations pursuant to Section 6.2(c) of the DBR Agreement are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the DBR Agreement and/or the Joint Venture Agreement in connection with any determination by Chalone to enter into a transaction with DNA or any of its affiliates and, until such time as the DNA Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of DNA.

3.	Confirmation of Standstill Obligations. Each of DBR, Constellation and Huneeus hereby confirms, acknowledges and agrees that its obligations pursuant to the confidentiality agreement it entered into with Chalone as of July 8, 2004 have not been amended or modified in any respect, are in full force and effect and are enforceable in accordance with their terms and shall survive any termination of the DBR Agreement and/or the Joint Venture Agreement and, until such time as the DNA Merger Agreement has been terminated, shall not be waived, modified or amended without the express written consent of DNA. Each of DBR, Constellation and Huneeus agrees, until such time as the DNA Merger Agreement has been terminated, that DNA and Double Wines can directly enforce any or all of Chalone’s rights under the respective confidentiality agreement between it and Chalone.

4.	Further Assurances. If at any time after the date hereof any further action is reasonably necessary to carry out the purposes of this Consent and Waiver, the proper officers of DBR, Constellation, Huneeus and Triple Wines shall take any such reasonably necessary action.

5.	Entire Agreement. This Consent and Waiver constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

6.	Governing Law. This Consent and Waiver shall be governed by and construed in accordance with the laws of the State of California.

7.	Counterparts. This Consent and Waiver may be executed in one or more counterparts, each of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

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WITNESS WHEREOF, each of DBR, Constellation, Huneeus and Triple Wines has caused this Consent and Waiver to be duly executed and delivered by its properly and duly authorized officer as of the date first above written.

DOMAINES BARONS DE ROTHSCHILD (LAFITE) SCA

By:	/s/ Christophe Salin

	Name:	Christophe Salin
	Title:	Managing Director

CONSTELLATION BRANDS, INC.

By:	/s/ Thomas J. Mullin

	Name:	Thomas J. Mullin
	Title:	Executive Vice President

HUNEEUS VINTNERS LLC

By:	/s/ Agustin Huneeus

	Name:	Agustin Huneeus
	Title:	Manager

TRIPLE WINES, INC.

By:	/s/ Christophe Salin

	Name:	Christophe Salin
	Title:	President